INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

June 29, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-264863)

Ladies and Gentlemen:

This letter summarizes the additional comment provided to me by Mr. Keith OConnell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 28, 2022, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the AXS Managed Futures Strategy Fund (the “Acquired Fund”) into the AXS Chesapeake Strategy Fund (the “Acquiring Fund”, each a series of the Registrant. The Acquired Fund and the Acquiring Fund are referred to herein as the “Funds.” Responses to all of the comments are included below and, as appropriate, will be incorporated into the 497 filing. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Shareholder Letter

1.	Please revise the second sentence in the second paragraph to indicate that the overall costs of the Acquiring Fund before fee waivers are lower than the overall costs of the Acquired Fund before fee waivers.

Response: The Registrant has revised the sentence as follows:

As explained in greater detail in this document, the Reorganization is expected to permit Acquired Fund shareholders the opportunity to invest in a fund with a similar objective and strategies as the Acquired Fund and lower overall costs (before fee waivers).

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake
Secretary

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